
Mail Stop 3628

April 29, 2008

By Facsimile (202-572-1434) and U.S. Mail
Keith Gottfried, Esq.
Blank Rome LPP
600 New Hampshire Avenue, 11th Floor
Washington, DC 20037

     Re: **Specialized Health Products International, Inc.**
           Additional Soliciting Materials filed pursuant to Rule 14a-12
           Filed April 22, 2008 by Weequahic Partners, LLC and Eric S. Weinstein
           File No. 001-00091

Dear Mr. Gottfried:

       We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Materials

General

1. The filings make several references to a future proxy solicitation, "WHEN AND IF COMPLETED" and, in the process, imply that the filing non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on

our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Specialized Health Products International, Inc. security holders.

2.   In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- "the trading price of SHPI would otherwise trade at or above the offer price of $1.00 per share before taking into consideration any control premium" and
- "earnings per share excluding non-recurring items we estimate would have been $0.02 per share."
- "…the $1.00 offer price implies by our estimate an approximately 25-30% IRR to any strategic acquirer assuming elimination of corporate overhead…" and "implies a potentially higher IRR in the 35-40% range using a more reasonable range of terminal multiples…"

3.   In future filings, avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. The following statements should be revised or deleted. This list is not intended to be exhaustive:

- "…criticized the Board for adopting a 'cut and run' approach...;"
- "…fails miserably to maximize value for all SHPI shareholders…;"
- "[t]his Board of Directors is seeking to deprive stockholders of the opportunity to realize the benefits from this and other value-enhancing initiatives…"

4. We note your statement that ignoring non-recurring items and accounting changes, you expect that SHPI will out-earn management's guidance of 5 to 7 cents per share for 2008. See note (a) to Rule 14a-9, which proscribes predictions as to specific future market values

in the absence of reasonable factual support. Please confirm that any future implied or express asset valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

5. We note your statement that the Weequahic Group shall not be responsible or have any liability for any misinformation contained in any SEC filing or third party report. Please ensure that future filings clarify that the participants are responsible for the information in filings made by them.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

▪ the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions